FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of quarterly report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan

2.	Press release dated September 18, 2008 regarding announcement on interim dividend

3.	Press release dated September 18, 2008 regarding announcement on new initiatives to strengthen flat-panel TV business

4.	Press release dated September 18, 2008 regarding memorandum of understanding between Hitachi and Matsushita on enhancing cooperation in flat-panel TV and display panel for TV businesses

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date September 22, 2008	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

(English Summary)

Quarterly Report

pursuant to Article 24-4-7.1 of

the Financial Instruments and Exchange Law of Japan

For the first quarter of 140th business term

(from April 1, 2008 to June 30, 2008)

Hitachi, Ltd.

Tokyo, Japan

Note:	This is an English summary of the Quarterly Report filed with the Director of the Kanto Local Finance Bureau of the Financial Services Agency on August 13, 2008 pursuant to the Financial Instruments and Exchange Law of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.

CAUTIONARY STATEMENT

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this document and in other materials published by Hitachi.

Outline

1. Changes in Major Consolidated Subsidiaries

Hitachi Information & Telecommunication Systems Global Holding Corporation, a subsidiary of Hitachi, Ltd. (the “Company”), was newly established in the U.S. on April 1, 2008, to own all of the voting rights of the Company’s U.S. subsidiaries engaged in disk array subsystems and consulting businesses.

2. Number of Employees by Industry Segment (Consolidated basis)

(As of June 30, 2008)
Information & Telecommunication Systems	102,343
Electronic Devices	27,699
Power & Industrial Systems	101,446
Digital Media & Consumer Products	36,758
High Functional Materials & Components	53,091
Logistics, Services & Others	30,193
Financial Services	4,053
Corporate	3,231

Total	358,814

(Note) In addition to the employees shown above, the average number of temporary employees during the first quarter was 42,948.

The number of employees of Hitachi, Ltd. was 37,880 as of June 30, 2008.

The Business

1. Summary of Business Results, etc.

Business Results

The Japanese economy during the first quarter of fiscal 2008 saw weak consumer spending largely due to higher consumer prices. Corporate capital investment was also lackluster due to increased uncertainties of corporate performances as a result of further escalation in crude oil and raw materials prices. Meanwhile, the U.S. economic growth continued to slow down due to both financial market turmoil triggered by the sub-prime loan problem, and impacts of soaring prices of crude oil and raw materials. The European economy also showed signs of a slowdown. However, the Asian economy continued to show solid performance, particularly in China.

Prices of crude oil and raw materials are on the increase worldwide. Since rising prices of raw materials are the cause of increasing costs including material costs, they could have adverse impacts on the profitability of the Hitachi Group. Thus, the Hitachi Group has been working on cost reduction by strengthening group-wide central purchasing for volume discount and reducing the use of raw materials.

Under these economic environments, consolidated revenues recorded JPY2,543.4 billion due to higher revenues from Information & Telecommunication Systems segment and Power & Industrial Systems segment.

Cost of sales stood at JPY1,955.9 billion. The ratio of cost of sales to revenues accounted for 77% as a result of its cost reduction efforts despite adverse impacts of soaring raw materials prices.

Selling, general and administrative expenses were JPY509.8 billion, and their ratio to revenues accounted for 20%.

Although Digital Media & Consumer Products segment recorded operating loss, High Functional Materials & Components segment and Information & Telecommunication Systems segment performed strongly. Power & Industrial Systems segment also showed solid performance. As a result, operating income stood at JPY77.6 billion.

Other income totaled JPY17.2 billion, which includes exchange gain of JPY12.9 billion caused by the depreciation of yen from the beginning of the period, and equity in earnings of affiliated companies of JPY4.2 billion. Interest income and dividends income came to JPY7.3 billion and JPY3.6 billion, respectively.

Hitachi recorded impairment losses for long-lived assets of JPY2.7 billion due to a fall in the expected sale proceeds of real estate of a U.S. subsidiary in the Information & Telecommunication Systems segment amid poor market conditions, and a decline in the estimated recoverable value of assets at a Japanese subsidiary in the Information & Telecommunication Systems segment because of a bankruptcy of its customer. Restructuring charges totaled JPY3.3 billion, which primarily consist of special termination benefits in the companies in the Power & Industrial Systems segment, Digital Media & Consumer Products segment and Information & Telecommunication Systems segment under the early retirement program, which was implemented for the purpose of improving profitability mainly by reducing fixed costs. Other deductions totaled JPY6.9 billion, which include net loss on securities of JPY4.6 billion mainly due to the write-down of securities amid weak stock market conditions in Japan, and net loss of JPY2.1 billion on sale and disposal of rental assets and other property. In addition, interest charges came to JPY9.6 billion.

As a result, income before income taxes and minority interests stood at JPY83.6 billion.

Income taxes totaled JPY29.2 billion. The effective income tax rate was at a low level of 35% mainly due to improvement in profits of overseas subsidiaries that bear a smaller burden of taxes.

As a result, income before minority interests was JPY54.3 billion.

Minority interests stood at JPY22.8 billion due to strong performance by Hitachi Construction Machinery Co., Ltd., Hitachi Metals, Ltd., and Hitachi Chemical Co., Ltd.

As a result, net income was JPY31.5 billion.

Business Results by Industry Segment

The business results are analyzed by industry segment in the following overview. Segment revenues include intersegment transactions.

(Information & Telecommunication Systems)

Segment revenues were JPY593.6 billion due to higher revenues from software and services as well as hardware. Regarding services business, system integration particularly for financial institutions and outsourcing businesses showed steady performance. Software also performed well, driven primarily by middleware. The hardware business showed strong performance as a result of higher sales of telecommunications network equipment and ATMs for China, as well as steady performance of disk array subsystems, particularly in the U.S. and Europe. In addition, HDD operations had steady sales centering on new products.

Segment operating income was JPY23.5 billion. The result is attributed to good performance in services resulting from stronger project management initiatives, including order management and process control. The hardware business also recorded profit mainly due to the posting of profit in the HDD operations through structural reforms, and healthy sales of telecommunications network equipment, contributing to the higher operating income.

(Electronic Devices)

Segment revenues stood at JPY284.5 billion, and operating income was JPY9.6 billion. Although the display business performed well due to growth in sales of small- and medium-sized LCDs for mobile phones, semiconductor production equipment at Hitachi High-Technologies Corporation showed poor performance due mainly to reduced capital investments by semiconductor manufacturers.

(Power & Industrial Systems)

Segment revenues posted JPY817.8 billion due to steady sales of nuclear power plant equipment in Japan and coal-fired thermal power plant equipment overseas. Higher sales were also seen from elevators and escalators for China, railway vehicles and systems for overseas, and construction machinery at Hitachi Construction Machinery Co., Ltd. The amount of orders received by the Company’s Power & Industrial Systems division, the core of this business segment, also grew during the quarter.

Despite the impact of soaring raw materials prices, segment operating income posted JPY26.2 billion due primarily to its ongoing cost reduction efforts and steady sales centering on construction machinery.

(Digital Media & Consumer Products)

Segment revenues stood at JPY335.5 billion mainly due to reductions in unit price of flat panel TVs, while industrial air-conditioning equipment as well as room air conditioners and refrigerators recorded higher sales.

Segment operating loss was JPY13.8 billion due to continued price decline of flat-panel TVs, partially offset by effects from structural reforms of the flat-panel TVs business, such as reorganizing overseas sales channels.

(High Functional Materials & Components)

Segment revenues were JPY455.6 billion. Higher sales at Hitachi Metals, Ltd. (“Hitachi Metals”), principally in automotive- and IT-related components, sales growth at Hitachi Chemical Co., Ltd. (“Hitachi Chemical “) in semiconductor materials, and good performance at Hitachi Cable, Ltd. mainly in the information and telecommunications networking business, were offset by impact of the sale of a subsidiary of Hitachi Chemical.

Segment operating income stood at JPY36.0 billion mainly due to healthy earnings growth at Hitachi Metals and Hitachi Chemical.

(Logistics, Services & Others)

Segment revenues were JPY292.2 billion. Although Hitachi Transport System, Ltd.(“Hitachi Transport System”), experienced steady revenue growth primarily due to expansion in the system logistic business, some overseas sales subsidiaries recorded lower sales.

Segment operating income recorded JPY3.9 billion primarily due to Hitachi Transport System’s higher earnings resulting from improved transportation efficiency.

(Financial Services)

Segment revenues were JPY92.4 billion primarily due to selective sales activities with greater focus on profitability, and smaller demand in market in leases at Hitachi Capital Corporation. Segment operating income recorded JPY6.4 billion.

Business Results by Geographic Segment

The business results are analyzed by geographic segment in the following overview. Revenues by geographic segment include intersegment transactions.

(Japan)

Revenues in Japan totaled JPY1,992.5 billion due primarily to strong performance of the services business such as system integration, the posting of sales of nuclear power plants, and steady performance of construction machinery, automotive- and IT-related components and materials.

Operating income was JPY55.0 billion. Although flat-panel TVs business remained sluggish, information & telecommunications systems sector, particularly in the services business, as well as high functional materials & components sector showed strong performance.

(Asia)

Revenues in Asia were JPY576.0 billion, mainly due to steady sales of HDDs, and favorable sales of construction machinery amid strong demand in China. Operating income came to JPY27.4 billion.

(North America)

Revenues in North America stood at JPY250.4 billion due primarily to the reorganization of flat-panel TV sales channels and sluggish performance in the automotive products business, which was impacted from lackluster sales of new model vehicles, although HDDs business showed steady performance.

Operating income was JPY6.6 billion mainly due to steady performance of HDDs and effects from structural reforms of the flat-panel TV business.

(Europe)

Revenues in Europe recorded JPY241.2 billion mainly due to the posting of sales of coal-fired thermal power plants, and firm sales of construction machinery and storage solution business. Operating income was JPY0.9 billion.

(Other Areas)

Revenues totaled JPY54.9 billion due to steady growth of mineral mining machinery amid strong demand for natural resource development in Australia and South Africa. Operating income was JPY3.2 billion.

2. Summary of Financial Position, etc.

Liquidity and Capital Resources

During the first quarter of fiscal 2008, the Company had no major changes in the policies of maintaining liquidity and ensuring funds, efforts for improvement in fund management efficiency, and ideas regarding funding sources and fundraising. The Company’s debt rating also remained unchanged.

Cash Flows

(Cash flows from operating activities)

Operating activities provided net cash of JPY51.8 billion. Specifically, net income totaled JPY31.5 billion due to steady earnings in the Information & Telecommunications Systems segment, Power & Industrial Systems segment, and High Functional Materials & Components segment. Decrease in receivables came to JPY271.4 billion due to promotion of receipts of payment from sales and shrinkage in receivables. Meanwhile, increase in inventories came to JPY187.8 billion partially due to seasonal reasons, and decrease in payables was JPY157.7 billion.

(Cash flows from investing activities)

Investing activities used net cash of JPY149.5 billion. Capital expenditures of JPY113.3 billion were spent mainly in the areas of automotive products and construction machinery, while maintaining the attitude of strict selection of investments. A net sum of JPY138.9 billion was recorded as investments related to property, plant and equipment, where the collection of investments in leases and the proceeds from disposal of rental assets and other property were subtracted from the capital expenditures as well as the purchase of assets to be leased. In addition, proceeds from sale of investments and subsidiaries’ common stock posted JPY34.9 billion, whereas purchase of investments and subsidiaries’ common stock posted JPY22.8 billion.

(Cash flows from financing activities)

Financing activities provided net cash of JPY55.6 billion. Net increase in short-term debt came to JPY46.9 billion mainly due to issuance of the Company’s commercial paper. Proceeds from long-term debt totaled JPY88.5 billion mainly due to subsidiaries’ issuances of bonds. Meanwhile, payments on long-term debt totaled JPY59.2 billion.

The net result of the above items at the end of the first quarter of fiscal 2008 decreased JPY41.6 billion in cash and cash equivalents, to JPY519.3 billion compared to the amount at the end of fiscal 2007. Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of JPY97.7 billion.

Assets, Liabilities and Stockholders’ Equity

Total assets at the end of the first quarter of fiscal 2008 were JPY10,511.9 billion, a decrease of JPY18.8 billion from the end of fiscal 2007, due to a reduction in accounts receivable by promoting receipts of payment from sales and shrinkage in receivables, partially offset by an increase in inventories due to seasonal reasons.

Total short-term debt and long-term debt at the end of the first quarter of fiscal 2008 increased by JPY75.1 billion from the end of fiscal 2007, to JPY2,606.7 billion mainly due to the Company’s issuance of commercial paper of JPY70.0 billion.

Minority interests at the end of the first quarter of fiscal 2008 increased by JPY13.6 billion from the end of fiscal 2007, to JPY1,156.1 billion mainly due to healthy performance of Hitachi Construction Machinery Co., Ltd., Hitachi Metals, Ltd. and Hitachi Chemical Co., Ltd.

Total stockholders’ equity at the end of the first quarter of fiscal 2008 increased by JPY17.9 billion from the end of fiscal 2007, to JPY2,188.5 billion mainly due to the posting of quarterly net income. As a result, the ratio of stockholders’ equity to total assets increased to 20.8% from 20.6% from the end of fiscal 2007. Moreover, the ratio of the total of short-term debt and long-term debt to the total of stockholders’ equity and minority interests rose to 0.78 from 0.76 at the end of fiscal 2007.

3. Research and Development Expense (Consolidated basis)

(Billions of yen)
Industry Segment	First Quarter of Fiscal 2008
Information & Telecommunication Systems	363
Electronic Devices	98
Power & Industrial Systems	265
Digital Media & Consumer Products	80
High Functional Materials & Components	128
Logistics, Services & Others	12
Financial Services	1
Corporate	35

Total	985

Capital Investment (Consolidated basis)

(Billions of yen)
Industry Segment	First Quarter of Fiscal 2008
Information & Telecommunication Systems	169
Electronic Devices	94
Power & Industrial Systems	372
Digital Media & Consumer Products	140
High Functional Materials & Components	235
Logistics, Services & Others	56
Financial Services	1,391
Eliminations & Corporate items	(94)

Total	2,365

Information on the Company

1. Capital as of June 30, 2008                                             282,033 million yen

2. Shares Issued (Common Stock)

Number of shares issued as of June 30, 2008:	3,368,126,056 shares
Number of shares issued as of August 13, 2008:	3,368,126,056 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the New York Stock Exchange overseas.

3. Major Shareholders

The Company received copies of filing made to the Kanto Local Finance Bureau. The summary of the copies is as follows. This filing represents report on beneficial ownership of more than 5% of total issued voting shares under Financial Instruments and Exchange Law (the former Securities and Exchange Law) of Japan.

(i) Dodge & Cox
Name of reporting person	Dodge & Cox
Date of event which requires reporting	July 15, 2007
Amount of shares beneficially owned by the reporting person	316,191,500 shares
Percentage to total shares issued	9.39%

(Note) In August 2008, the Company received a copy of a filing made to the Kanto Local Finance Bureau indicating that Dodge & Cox owns 282,025,190 shares, representing 8.31% of the Company’s total issued shares as of July 31, 2008.

(ii) Brandes Investment Partners, L.P.
Name of reporting person	Brandes Investment Partners, L.P.
Date of event which requires reporting	June 13, 2008
Amount of shares beneficially owned by the reporting person	195,830,894 shares
Percentage to total shares issued	5.81%

(Note) In July 2008, the Company received a copy of a filing made to the Kanto Local Finance Bureau indicating that Brandes Investment Partners, L.P. owns 138,844,378 shares, representing 4.12% of the Company’s total issued shares as of July 15, 2008.

4. Share Price

The following table sets forth the reported high and low prices of the Company’s common stock on the first section of the Tokyo Stock Exchange.

	Price Per Share of Common Stock
	(Yen)
	High	Low
Monthly Information

April 2008	710	581
May 2008	775	658
June 2008	807	746

5. Change in Senior Management

The Board of Directors of the Company decided the following executive change on July 31, 2008. This change will be effective as of September 1, 2008.

New Executive Officer

Name (Date of birth)	Position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions	Share ownership
Taiji Hasegawa
(Feb. 18, 1947)	Representative Executive Officer Senior Vice President and Executive Officer (Automotive systems business and procurement)	4/2007	Chairman, Hitachi Automotive Products (USA), Inc.	22,000 shares
		4/2006	Senior Vice President and Executive Officer
		4/2004	Vice President and Executive Officer
		6/2003	Executive Officer
		4/2003	President & CEO, Automotive Systems
		4/1969	Joined Hitachi, Ltd.

Change in Responsibility of Executive Officers

Name	New Position (Responsibility of Executive Officer as authorized by the Board of Directors)	Former Position (Responsibility of Executive Officer as authorized by the Board of Directors)
Kunihiko Ohnuma	Representative Executive Officer Executive Vice President and Executive Officer	Representative Executive Officer Executive Vice President and Executive Officer
	(Industrial infrastructure business (automotive systems business), life infrastructure business (urban planning and development systems business and consumer business))	(Industrial infrastructure business (automotive systems business), life infrastructure business (urban planning and development systems business and consumer business) and procurement)

Masao Hisada	Vice President and Executive Officer (Hitachi group global business)	Vice President and Executive Officer (Procurement and Hitachi group global business)

Financial Statements

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries

June 30, 2008 and March 31, 2008

	Millions of yen
Assets	June 30, 2008	March 31, 2008
Current assets:
Cash and cash equivalents	519,345	560,960
Short-term investments	62,220	61,289

Trade receivables, net of allowance for doubtful receivables of ¥39,713 million as of June 30, 2008 and ¥40,847 million as of March 31, 2008:
Notes (note 10)	176,182	163,962
Accounts	2,211,808	2,365,823
Investments in leases	169,779	136,119
Inventories (note 3)	1,617,432	1,441,024
Prepaid expenses and other current assets	692,136	672,578

Total current assets	5,448,902	5,401,755

Investments and advances, including affiliated companies	1,012,248	1,042,657
Property, plant and equipment:
Land	475,522	478,620
Buildings	1,854,972	1,848,105
Machinery and equipment	5,630,656	5,770,457
Construction in progress	98,418	93,137

	8,059,568	8,190,319
Less accumulated depreciation	5,532,413	5,536,401

Net property, plant and equipment	2,527,155	2,653,918

Other assets (note 4)	1,523,654	1,432,517

Total assets	10,511,959	10,530,847

See accompanying notes to consolidated financial statements.

	Millions of yen
Liabilities and Stockholders’ Equity	June 30, 2008	March 31, 2008
Current liabilities:
Short-term debt	758,109	723,020
Current portion of long-term debt	435,421	386,879

Trade payables:
Notes	63,457	66,265
Accounts	1,411,407	1,601,413
Accrued expenses (note 10)	809,860	901,546
Income taxes	61,531	101,599
Advances received	497,281	412,642
Other current liabilities	708,290	559,535

Total current liabilities	4,745,356	4,752,899

Long-term debt	1,413,171	1,421,607
Retirement and severance benefits	781,838	822,440
Other liabilities	226,870	220,781

Total liabilities	7,167,235	7,217,727

Minority interests	1,156,148	1,142,508

Stockholders’ equity:
Common stock (note 6)	282,033	282,033
Capital surplus	555,504	555,410
Legal reserve and retained earnings (note 8)	1,648,157	1,626,497
Accumulated other comprehensive loss (note 9)	(270,792)	(267,198)
Treasury stock, at cost (note 7)	(26,326)	(26,130)

Total stockholders’ equity	2,188,576	2,170,612

Commitments and contingencies (note 10)

Total liabilities and stockholders’ equity	10,511,959	10,530,847

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Three months ended June 30, 2008

Millions of yen
Revenues	2,543,495

Cost of sales	(1,955,935)
Selling, general and administrative expenses	(509,867)

Impairment losses for long-lived assets (note 11)	(2,765)
Restructuring charges (note 12)	(3,327)
Interest income	7,313
Dividends income	3,626
Gains on sales of stock by subsidiaries or affiliated companies	360
Other income (note 13)	17,249
Interest charges	(9,600)
Other deductions (note 13)	(6,934)

Income before income taxes and minority interests	83,615

Income taxes	(29,235)

Income before minority interests	54,380

Minority interests	(22,823)

Net income	31,557

Yen
Net income per share (note 14):
Basic	9.49
Diluted	9.08

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Three months ended June 30, 2008

Millions of yen
Cash flows from operating activities:
Net income	31,557
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	122,453
Amortization	33,912
Impairment losses for long-lived assets	2,765
Equity in earnings of affiliated companies, net	(4,280)
Gain on sale of investments and subsidiaries’ common stock	(706)
Impairment of investments in securities	5,312
Loss on disposal of rental assets and other property	2,670
Income applicable to minority interests	22,823
Decrease in receivables	271,454
Increase in inventories	(187,825)
Increase in prepaid expenses and other current assets	(26,905)
Decrease in payables	(157,701)
Decrease in accrued expenses and retirement and severance benefits	(131,030)
Decrease in accrued income taxes	(40,161)
Increase in other current liabilities	93,202
Net change in inventory-related receivables from financial services	693
Other	13,606

Net cash provided by operating activities	51,839

Cash flows from investing activities:
Increase in short-term investments	(67)
Capital expenditures	(113,335)
Purchase of assets to be leased	(112,663)
Collection of investments in leases	79,984
Proceeds from disposal of rental assets and other property	7,110
Proceeds from sale of investments and subsidiaries’ common stock	34,902
Purchase of investments and subsidiaries’ common stock	(22,885)
Purchase of software	(32,067)
Other	9,431

Net cash used in investing activities	(149,590)

Cash flows from financing activities:
Increase in short-term debt, net	46,935
Proceeds from long-term debt	88,576
Payments on long-term debt	(59,289)
Proceeds from sale of common stock by subsidiaries	1,876
Dividends paid to stockholders	(9,997)
Dividends paid to minority stockholders of subsidiaries	(12,025)
Acquisition of subsidiaries’ common stock for treasury	(203)
Acquisition of common stock for treasury	(244)
Proceeds from sales of treasury stock	55

Net cash provided by financing activities	55,684

Effect of exchange rate changes on cash and cash equivalents	452

Net decrease in cash and cash equivalents	(41,615)
Cash and cash equivalents at beginning of period	560,960

Cash and cash equivalents at end of period	519,345

See accompanying notes to consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Three months ended June 30, 2008

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities is the primary beneficiary. A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries, whose quarter-year ends differ from June 30 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their quarter-year ends to June 30. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies in which the Company has the ability to exercise significant influence over operational and financial policies generally through 20 to 50% ownership are accounted for using the equity method. Investments where the Company does not have significant influence are accounted for using the cost method.

(c)	Income Taxes

The Company computes interim income tax provisions by applying an estimated annual effective tax rate, which is reasonably determined considering the factors that will affect the tax rate including events that do not have tax consequences, tax credits and valuation allowances, to current income before income taxes and minority interests in accordance with Accounting Principles Board (APB) Opinion No. 28, “Interim Financial Reporting.”

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Three months ended June 30, 2008

(d)	Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. However, certain foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements based on the provisions of SFAS No. 131.

(e)	Changes in Accounting Principles

The Company adopted the provisions of SFAS No. 157, “Fair Value Measurements” for financial assets and financial liabilities and for non-financial assets and non-financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) on April 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Company’s consolidated financial statements.

(f)	New Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” These statements will improve and simplify the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141 requires an acquiring entity in a business combination to recognize all the assets acquired, liabilities assumed and any noncontrolling interest in an acquiree at the full amount of their fair values as of the acquisition date. Also, SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements and all the transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions. These statements are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the effect of adopting these statements on the consolidated financial position and results of operations.

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including Partial Cash Settlement).” This FSP requires that issuers of convertible debt instruments that may be settled in cash or other assets upon conversion should separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirements must be applied retrospectively to all periods presented. The Company is currently evaluating the effect of adopting these statements on the consolidated financial position and results of operations.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Three months ended June 30, 2008

(3)	Inventories

Inventories as of June 30, 2008 and March 31, 2008 are summarized as follows:

	Millions of yen
	June 30, 2008	March 31, 2008
Finished goods	569,540	553,344
Work in process	798,483	665,106
Raw materials	249,409	222,574

	1,617,432	1,441,024

(4)	Goodwill and Other Intangible Assets

Goodwill and other intangible assets included in other assets as of June 30, 2008 and March 31, 2008 are as follows:

	Millions of yen
	June 30, 2008			March 31, 2008
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	158,571	—	158,571	159,039	—	159,039

Amortized intangible assets:
Software	526,056	415,200	110,856	511,091	402,858	108,233
Software for internal use	534,132	352,533	181,599	537,258	346,812	190,446
Patents	118,760	72,035	46,725	120,429	70,990	49,439
Other	125,769	85,823	39,946	120,168	83,951	36,217

	1,304,717	925,591	379,126	1,288,946	904,611	384,335

Indefinite-lived intangible assets	8,291	—	8,291	8,428	—	8,428

(5)	Retirement and Severance Benefits

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the three months ended June 30, 2008 consists of the following components:

Millions of yen
Service cost	18,330
Interest cost	13,782
Expected return on plan assets for the period	(11,498)
Amortization of prior service benefit	(5,574)
Recognized actuarial loss	17,017
Transfer to defined contribution pension plan	(2,750)
Employees’ contributions	(54)

29,253

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Three months ended June 30, 2008

(6)	Common Stock

Issued shares of common stock as of June 30, 2008 and March 31, 2008 are as follows:

Issued shares
Balance as of March 31, 2008 and June 30, 2008	3,368,126,056

(7)	Treasury Stock

Shares of treasury stock as of June 30, 2008 and March 31, 2008 are as follows:

	Shares
	June 30, 2008	March 31, 2008
Shares of treasury stock	43,977,730	43,727,729

(8)	Dividends

Decision	Class of shares	Cash dividends (Millions of yen)	Appropriation from	Cash dividends per share (Yen)	Vesting date	Effective Date
The Board of Directors on May 13, 2008	Common stock	9,973	Retained earnings	3.0	March 31, 2008	May 20, 2008

(9)	Comprehensive Income and Accumulated Other Comprehensive Loss

The comprehensive income for the three months ended June 30, 2008 is summarized as follows:

Millions of yen
Net Income	31,557
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(19,417)
Pension liability adjustments	4,750
Net unrealized holding gain on available-for-sale securities	10,695
Cash flow hedges	(150)

Comprehensive income	27,435

Accumulated other comprehensive loss as of June 30, 2008 and March 31, 2008 is classified as follows:

	Millions of yen
	June 30, 2008	March 31, 2008
Foreign currency translation adjustments	(88,113)	(69,222)
Pension liability adjustments	(216,249)	(221,007)
Net unrealized holding gain on available-for-sale securities	33,271	22,581
Cash flow hedges	299	450

Accumulated other comprehensive loss	(270,792)	(267,198)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Three months ended June 30, 2008

(10)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates and others in the amount of approximately ¥51,065 million as of June 30, 2008.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of June 30, 2008, the undiscounted maximum potential future payments under such guarantees amounted to ¥459,521 million. The Company has accrued ¥8,293 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, the subsidiaries provide credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments mainly to affiliates.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of June 30, 2008 is as follows:

Millions of yen
Total commitment available	590,829
Less amount utilized	6,418

Balance available	584,411

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused line of credit as of June 30, 2008 amounted to ¥726,568 million.

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of June 30, 2008 and March 31, 2008, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen
	June 30, 2008	March 31, 2008
Notes discounted	4,421	4,063
Notes endorsed	5,242	4,706

	9,663	8,769

A certain subsidiary is contingently liable for the transfer of export receivables with recourse. As of June 30, 2008, the amount of transfer of export receivables with recourse was ¥17,687 million.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Three months ended June 30, 2008

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The change in accrued product warranty costs for the three months ended June 30, 2008 is summarized as follows:

Millions of yen
Balance at beginning of the period	73,715
Expense recognized upon issuance of warranties	9,506
Usage	(9,303)
Other, including effect of foreign currency translation	(1,829)

Balance at end of the period	72,089

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. A provision for the repair costs was accrued. Although the Company cannot estimate specified damages at the present time, there can be no assurance that the Company could not be liable for repair costs or other damages incurred by Chubu Electric Power Co., Inc. and Hokuriku Electric Power Company.

In January 2007, the European Commission ordered the Company and one of its affiliated companies to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations for the gas insulated switchgear equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities requesting the court to annul the decision of the European Commission. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine.

In October 2006, a subsidiary and an affiliate of the Company in the U.S. received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to static random access memories.

In December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, a subsidiary in Japan received requests for information from the Antitrust Division of the U.S. Department of Justice and the Fair Trade Commission of Japan and an affiliate in Japan received a request for information from the Fair Trade Commission of Japan in respect of alleged antitrust violations relating to the liquid crystal displays.

In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories.

In September 2007, a subsidiary and an affiliate of the Company in the U.S. received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to flash memories.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Three months ended June 30, 2008

In November 2007, a subsidiary of the Company in the U.S. received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes. In addition, in November 2007, two subsidiaries in Asia and in Europe received requests for information from the European Commission. Further, in November 2007, a subsidiary in Canada received requests for information from the Canadian Competition Bureau.

The Company and these companies do not concede the alleged antitrust violations, but depending upon the outcome of these investigations, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed against the Company and some of these companies in the U.S. and Canada. Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any. Accordingly, no accrual for potential loss has been made.

In addition to the above, the Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

(11)	Impairment Losses for Long-Lived Assets

For the three months ended June 30, 2008, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in the U.S. and Japan. The Information & Telecommunication Systems division recognized a loss of ¥2,625 million primarily due to a decline of selling price of certain assets held for sale caused by a deterioration of the real estate market and a decline of the estimated recoverable value because of a bankruptcy of a certain customer. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Three months ended June 30, 2008

(12)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the three months ended June 30, 2008 are as follows:

Millions of yen
Special termination benefits	3,285
Loss on fixed assets	42

3,327

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits were accepted by the employees. An analysis of the accrued special termination benefits for the three months ended June 30, 2008 is as follows:

Millions of yen
Balance at beginning of the period	8,952
New charges	3,285
Cash payments	(9,050)
Foreign currency exchange rate changes	(1)

Balance at end of the period	3,186

The restructuring charges for the three months ended June 30, 2008 mainly consist of special termination benefits for the early terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Power & Industrial Systems division, the Digital Media & Consumer Products division and the Information & Telecommunication Systems division.

(13)	Other Income and Other Deductions

The following items are included in other income or other deductions for the three months ended June 30, 2008.

Millions of yen
Net loss on securities	(4,653)
Equity in earnings of affiliated companies	4,280
Net loss on sale and disposal of rental assets and other property	(2,193)
Exchange gain	12,969

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Three months ended June 30, 2008

(14)	Net Income Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income per share computations for the three months ended June 30, 2008 are as follows:

Number of shares
Weighted average number of shares on which basic net income per share is calculated	3,324,194,098
Effect of dilutive securities:
Series A zero coupon convertible bonds	60,827,250
Series B zero coupon convertible bonds	60,827,250
Stock options	181

Number of shares on which diluted net income per share is calculated	3,445,848,779

Millions of yen
Net income applicable to common stockholders	31,557
Effect of dilutive securities:
Series A zero coupon convertible bonds	1
Series B zero coupon convertible bonds	1
Other	(258)

Net income on which diluted net income per share is calculated	31,301

Yen
Net income per share:
Basic	9.49
Diluted	9.08

The net income per share computation excludes some stock options because their effect would have been antidilutive.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Three months ended June 30, 2008

(15)	Fair Value

The Company establishes a fair value hierarchy that requires the maximum use of observable inputs in markets and the minimum use of unobservable inputs when measuring fair value. The criteria to judge a level of the hierarchy is as follows:

Level 1

 Quoted prices for identical assets or liabilities in active markets.

Level 2

 Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in  markets that are not active or valuations for which significant inputs are observable mainly in markets.

Level 3

 Valuations measured by inputs that are not observable.

The following table represents the balances of assets and liabilities measured at fair value on a recurring basis and the fair value hierarchy classification as of June 30, 2008.

	Millions of yen
	Total balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities	315,433	199,701	69,051	46,681
Derivatives	6,977	—	6,977	—
Other	107,615	—	2,878	104,737
Liabilities:
Derivatives	(13,358)	—	(11,243)	(2,115)

SEGMENT INFORMATION

Industry Segment

Hitachi, Ltd. and Subsidiaries

Three months ended June 30, 2008

	Millions of yen
Revenues:

Information & Telecommunication Systems	593,601
	(21%	)

Electronic Devices	284,516
	(10%	)

Power & Industrial Systems	817,896
	(28%	)

Digital Media & Consumer Products	335,502
	(12%	)

High Functional Materials & Components	455,693
	(16%	)

Logistics, Services & Others	292,247
	(10%	)

Financial Services	92,402
	(3%	)

Subtotal	2,871,857
	(100%	)

Eliminations and Corporate Items	(328,362)

Total	2,543,495

Operating Income (Loss):

Information & Telecommunication Systems	23,523
	(26%	)

Electronic Devices	9,644
	(10%	)

Power & Industrial Systems	26,233
	(29%	)

Digital Media & Consumer Products	(13,888)
	(-15%	)

High Functional Materials & Components	36,059
	(39%	)

Logistics, Services & Others	3,900
	(4%	)

Financial Services	6,445
	(7%	)

Subtotal	91,916
	(100%	)

Eliminations and Corporate Items	(14,223)

Total	77,693

Notes:	1.	Revenues by industry segment include intersegment transactions.
	2.	SEGMENT INFORMATION is disclosed in accordance with a ministerial ordinance under the Financial Instruments and Exchange Law of Japan.
	3.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property and impairment losses are included as part of operating income (loss). See the consolidated statement of operations and notes 11, 12 and 13 to the consolidated financial statements.

Geographic Segment

Hitachi, Ltd. and Subsidiaries

Three months ended June 30, 2008

	Millions of yen
Revenues:

Japan
Outside customer sales	1,631,215
	(52%	)
Intersegment transactions	361,380
	(12%	)
Total	1,992,595
	(64%	)

Asia
Outside customer sales	412,806
	(13%	)
Intersegment transactions	163,262
	(5%	)
Total	576,068
	(18%	)

North America
Outside customer sales	224,211
	(7%	)
Intersegment transactions	26,242
	(1%	)
Total	250,453
	(8%	)

Europe
Outside customer sales	225,088
	(7%	)
Intersegment transactions	16,147
	(1%	)
Total	241,235
	(8%	)

Other Areas
Outside customer sales	50,175
	(2%	)
Intersegment transactions	4,758
	(0%	)
Total	54,933
	(2%	)

Subtotal	3,115,284
	(100%	)

Eliminations and Corporate Items	(571,789)

Total	2,543,495

	Millions of yen
Operating Income:
Japan	55,074
	(59%	)

Asia	27,417
	(29%	)

North America	6,648
	(7%	)

Europe	990
	(1%	)

Other Areas	3,265
	(4%	)

Subtotal	93,394
	(100%	)

Eliminations and Corporate Items	(15,701)

Total	77,693

Revenues by Market

Hitachi, Ltd. and Subsidiaries

Three months ended June 30, 2008

	Millions of yen
Domestic revenues	1,395,992
	(55%	)

Overseas revenues:
Asia	527,897
	(21%	)

North America	234,911
	(9%	)

Europe	270,177
	(11%	)

Other Areas	114,518
	(4%	)

Subtotal	1,147,503
	(45%	)

Total	2,543,495
	(100%	)

FOR IMMEDIATE RELEASE

Hitachi Announces Interim Dividend

Tokyo, September 18, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that the Board of Directors decided on a plan for the interim dividend for fiscal 2008. The interim dividend is scheduled to be finally authorized by the Board of Directors in late October this year.

The Interim Dividend

Fiscal Year Ending March 31, 2009
Record Date	September 30, 2008
Amount	3 yen per share
Aggregate Amount	9,971 million yen	*1
Effective Date (planned)	November 26, 2008

*1	The calculation of the aggregate amount of interim dividend is based on 3,323,839,248 shares, which deducted 44,286,808 shares of treasury stock from total issued shares of 3,368,126,056 shares as of September 10, 2008.

(Reference) Dividends for the fiscal year ended March 31, 2008

	Interim dividend	Year-end dividend	Annual dividend
Dividends	3 yen per share	3 yen per share	6 yen per share

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

1

FOR IMMEDIATE RELEASE

Hitachi Announces New Initiatives to Strengthen Flat-panel TV Business

Tokyo, September 18, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced the implementation of new business reinforcement initiatives in a bid to quickly improve the performance of its flat-panel TV business. These strategic initiatives are part of management reforms designed to establish a stable profit structure.

In addition to accelerating its increased focus in the flat-panel TV and plasma display panel (PDP) and liquid crystal display (LCD) panel for TV business with Matsushita Electric Industrial Co., Ltd. (NYSE: MC / TSE: 6752, “Matsushita”), Hitachi will increase its efforts to add even higher value to flat-panel TVs, including plasma TVs, such as development of Internet-enabled TVs for the coming age of broadcasting and telecommunications convergence. Additionally, Hitachi will strengthen its competitiveness by accelerating ongoing measures, two of which are reducing costs and building a sales framework focused on high-value-added TV models. Specific business reinforcement initiatives include the following.

Currently, everything in regard to plasma TVs ranging from the manufacturing of panels to TV sets has been handled within the Hitachi Group. Recognizing fierce competition in the flat-panel TV market, Hitachi will revamp part of its panel development and production system in order to continue supplying high-value-added, competitive plasma TVs while expanding its lineup. Specifically, Hitachi will begin sourcing glass panel components, which have until now been manufactured by panel manufacturing subsidiary Hitachi Plasma Display Limited (“Hitachi Plasma”), from Matsushita.

Furthermore, Hitachi will look to deepen its cooperative relationship with Matsushita, by working together on the development of high-value-added plasma display panels and flat-panel TVs that are thinner, more energy-efficient and have other distinctive characteristics. Hitachi plans to begin procuring glass panel components for TV models in the fiscal year ending March 31, 2010. The plasma TVs will be sold under Hitachi brand, which is distinctive for full high definition and built-in HDDs (including iVDRs), lower power consumption and other features.

Regarding LCD TVs, Hitachi will continue procuring panels from IPS Alpha Technology, Ltd., in which Hitachi has invested along with Matsushita and others. These TVs will be among the thinnest in the world and boast world-class picture resolution.

Hitachi also intends to enhance value-added services for TVs, including services that allow users to view video content whenever they want via a Hitachi’s original portal site.

Hitachi expects the flat-panel TV business to continue as a growth product for the coming age of broadcasting and telecommunications convergence. Hitachi has positioned flat-panel TVs as a key business division where it can raise brand value by harnessing the Hitachi Group’s cutting-edge technologies to set the pace ahead of the competition in proposing a new generation of TVs. With services already available via the Internet that allow streamed video and other content to be viewed on TVs and other developments, Hitachi sees the development of TVs for the digital convergence era as an urgent issue. That’s why Hitachi is launching new initiatives, including strengthening business through collaborative creation with other companies. These initiatives are expected accelerate the development and commercialization of flat-panel TVs that meet the needs of consumers who are constantly seeking new value.

While Hitachi will source glass panel components from outside the Group following today’s decision, Hitachi Plasma will continue to manufacture panel modules. Simultaneously, Hitachi plans to utilize Hitachi Plasma as a production subsidiary for manufacturing other Hitachi Group products which are expected to achieve strong continued growth.

Today’s decision is expected to result in the booking of impairment losses of approximately 40 billion yen on glass panel components manufacturing facilities at Hitachi Plasma and etc. However, at this point, Hitachi has not revised its consolidated financial forecast for the first half ending September 30, 2008.

On February 5, 2008, Hitachi announced measures to improve and strengthen its flat-panel TV business. Following that announcement, Hitachi has focused its efforts around marketing channels, both in Japan and overseas, which specialize in sales of high-end products and has also worked to strengthen its sales network in priority overseas markets. The new measures announced today are expected to accelerate these efforts to strengthen the flat-panel TV business.

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Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Hitachi and Matsushita Sign Memorandum of Understanding on Enhancing

Cooperation in Flat-Panel TV and Display Panel for TV Businesses

Tokyo, September 18, 2008 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”) and Matsushita Electric Industrial Co., Ltd. (NYSE: MC / TSE: 6752, “Matsushita”) today signed the memorandum of understanding to enhance cooperation with the goal of further promoting and strengthening the flat-panel TV and display panel for TV businesses.

Since February 2005, Hitachi and Matsushita have been working together in various areas such as development, manufacturing, and marketing of plasma displays under a comprehensive collaboration. With today’s announcement, the two companies have signed the memorandum of understanding to strengthen cooperation in flat-panel TV business and display panel (PDP and LCD) business. The goal is to further increase their competitiveness in the global flat-panel TV market. Hitachi and Matsushita expect to sign the definitive agreement by the end of October 2008.

Regarding the PDP business, Hitachi will procure glass panel components, which have until now been manufactured at Hitachi Plasma Display Limited, from Matsushita. In addition, in order to further develop this flat-panel TV business, the two companies will accelerate cooperation on the development of high-end PDPs that are thinner, more energy-efficient, and featuring distinctive characteristics. Plans call for Matsushita to begin supplying glass panel components to Hitachi for models to be launched by Hitachi in the fiscal year ending March 31, 2010.

The two companies will continue to work together on marketing strategies for plasma TVs. Regarding LCD TVs, Hitachi and Matsushita are joint investors in IPS Alpha Technology, Ltd., an LCD panel manufacturing company, and the two companies intend to strengthen their relationship onward. Furthermore, Hitachi and Matsushita will continue to discuss the collaboration for flat-panel TV assembly at overseas production bases. In addition, both companies will also pursue lighter, thinner, more energy efficient flat-panel TVs with higher picture quality for flat-panel TVs.

With digitization of broadcasting advancing worldwide, the flat-panel TV market is expected to grow significantly in the future. This trend is also expected to drive demand for larger screens and higher resolution, where PDPs excel.

Under these conditions, PDPs, which were developed with Japan’s cutting-edge technologies, are expected to grow and evolve further, given their relatively short history on the market as TV display. Through the further pursuit and improvement of self-illuminating devices’ characteristics, it is possible to dramatically increase picture quality and performance along with luminous efficiency. PDPs are thus a quintessential key device for the digital consumer product field, achieving both picture quality performance and environmental performance including energy saving. Above all, their outstanding features, which include wide viewing angle, fast moving picture response time and color rendering, have won high marks as displays that fulfill professional requirements in various business situations such as medical, education and the public sector.

Both companies have mutually benefited from joint product development and production stemming from a broad alliance focused on consumer products. Today’s agreement will strengthen and advance this cooperative relationship and should lead to even more appealing plasma TVs for customers, helping to create a richer society.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Panasonic

Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacturing of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 9.07 trillion yen (approx. US$90.52 billion) for the year ended March 31, 2008. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

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